Robert J. Ritchie
President and Chief Executive Officer

President’s 2003 Letter to Shareholders

Canadian Pacific Railway’s business fundamentals were solid in 2003. We transported record volumes of freight, exceeded targets on price and yield, anticipated and capitalized on a rebound in bulk commodities, and added close to $200 million worth of business, prior to the impact of foreign exchange.

CPR moved quickly to prepare for the growth. We added capacity in our locomotive and freight car fleets and in strategic locations on our track network. We accelerated track maintenance programs and hired more train crews.

The rebound hit full force in the second half of 2003, after a tough first half that saw some of the most challenging winter operating conditions in our history. Grain volumes shot up following a long drought-induced decline. Strong Asian demand, driven primarily by China’s expanding economy, kept CPR busy transporting significantly higher volumes of coal, sulphur, potash and grain to the Port of Vancouver. Container traffic from Asia was also up substantially, as we carried record volumes of imports to eastern Canada and into the U.S. heartland over CPR’s fast-growing Vancouver-Chicago corridor.

The growth in CPR’s freight revenues was remarkable, given that we had the lowest Canadian grain volumes in 35 years during the first half of the year. However, what no one predicted was the resurgence of the Canadian dollar, which appreciated 11 % against the U.S. dollar. This negated almost all of CPR’s growth when translating U.S. dollar-denominated revenues into Canadian dollars.

The Canadian dollar’s strength and extremely high fuel prices together took an estimated $75 million out of operating income. This slowed but will not stop CPR’s progress toward improving efficiency and growing shareholder value.

Operating income, excluding other specified items(1), was $741 million, compared with a record $857 million in 2002. Net income was $399 million, compared with $496 million in 2002, and diluted earnings per share were $2.51, compared with $3.11 in 2002. CPR’s operating ratio, excluding other specified items(1), was 79.8%, compared with 76.6 % in 2002.

Importantly, we finished 2003 strongly and with good momentum going into 2004. Our task now is to drive more efficiency and productivity into the railway and to improve fluidity and capacity in the network, building upon measures begun in 2003. These included programs to eliminate 820 job positions by the end of 2005 and restructure our northeastern U.S. network to improve its profitability. We also entered into outsourcing agreements with IBM Canada Ltd. to operate and enhance CPR’s computer infrastructure and with external fund managers to manage the majority of the assets in CPR’s defined benefit pension fund. These arrangements will lower costs over time and free CPR to focus on its core business.

We began aggressive measures to bring our intermodal business to a new, more efficient and competitive level. In 2003, CPR became the first railway in North America to operate intermodal freight trains with mid-train remote-control locomotives. This novel approach enables CPR to run trains almost three kilometres in length through the winter when previously we had to shorten trains because of air-brake pressure loss in cold temperatures. We are also upgrading and standardizing our intermodal car fleet with 5,500 new double-stack cars that can handle any size of container in a wide variety of load configurations. All of these changes are designed to improve both profitability and service in our intermodal business, which in the past five years has become CPR’s largest single revenue generator.

CPR’s Integrated Operating Plan – the foundation of our innovative scheduled railway operations – is taking on an even more critical role as we focus on increasing the fluidity and capacity of our network. Our approach, which is to integrate the scheduling of all aspects of railway operations, won the prestigious Franz Edelman Award for Achievement in Operations Research and the Management Sciences in 2003. This integration gives CPR the agility to quickly put resources where they are needed and to use them efficiently. It also enables us to promptly identify weak points in the network and make the investments that best enhance fluidity and service.

As system fluidity increases, asset velocity and dock-to-dock service performance will improve. This is critical. Our customers buy value, which is a combination of service and price. Therefore, to grow our top line and increase yield, CPR must continuously improve service levels. In 2004, we are aiming to increase revenues by 4 % to 6%, excluding the impact of a stronger Canadian dollar. Our growth target for yield is 1.5%, although the positive conditions we see in the marketplace could put 2 % growth within our reach.

Among the most noteworthy achievements of 2003 was CPR’s success at handling significantly more workload while improving safety. For the sixth consecutive year, CPR was North America’s safest train operator. It was a record year for on-the-job safety at CPR. Sadly, there was one fatal work accident. Such tragic events serve as a sobering reminder of our responsibility to ensure the highest safety standards for our employees, communities and customers. We are raising public awareness about safety through community outreach programs on trespassing and level crossings. Our community efforts also extend to important social issues, such as hunger. Far too many children go to bed hungry. CPR’s support of Breakfast for Learning gives children a nutritious meal to start their school day, and the CPR Holiday Train supports food banks in Canada and the U.S. Our newest program – the CPR Empress steam train – acts as CPR’s roving ambassador in support of community causes and events throughout North America.

These programs also help to raise awareness of the considerable value that railways, through their broad geographical reach and efficiency, bring to communities and to the productivity, prosperity and competitiveness of the economy. This is an important message at this juncture. Governments are at last starting to be aware that there are limits to growth of the highway network and they are recognizing that the North American rail system must expand to be able to help meet growing demand. I will continue to advocate actively for regulatory and tax reform and public-private partnerships as measures governments must take so that railways can reach their potential to support economic growth to everyone’s benefit.

I want to thank our Chairman and our Board of Directors for their wise counsel throughout the year. I also wish to thank Ed Dodge, who is retiring as Chief Operating Officer after a 35-year career with CPR. Ed made a major contribution to CPR’s success as one of North America’s safest and most innovative railways.

Lastly, I want to recognize the untiring efforts of our employees. Deserving special praise are all those employees who were reassigned and worked through the summer to successfully keep the network operating smoothly during a seven-week strike by rail traffic controllers. Their sacrifices demonstrated the strength and resiliency of CPR’s culture and the determination of our people to succeed.

February 19, 2004

(1)	Further information, including foreign exchange gains and losses on long-term debt and other specified items, is available on page 5 of CPR’s 2003 Annual Report.